

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Douglas L. Tobler
Chief Financial Officer
Vista Gold Corp.
7961 Shaffer Parkway, Suite 5
Littleton, CO 80127

Re: Vista Gold Corp.
Form 8-K
Exhibit No. 10.1
Filed December 2, 2020
File No. 001-09025

Dear Mr. Tobler:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance